Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	Deloitte LLP, Chartered Professional Accountants

AND TO:	KPMG LLP, Chartered Professional Accountants

AND TO :	British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

GFL Environmental Inc. (the “Corporation”) has accepted the resignation of Deloitte LLP, Toronto, Ontario (the “former auditor”). Pursuant to Section 149(3) of the Business Corporations Act (Ontario), the board of directors of the Corporation has filled the vacancy in the office of the auditor and has appointed KPMG LLP, Toronto, Ontario (the “successor auditor”) as the Corporation’s auditor until the close of the next annual general meeting of shareholders of the Corporation (the “Meeting”).

The change of auditor was recommended by the audit committee (the “Audit Committee”) of the board of directors of the Corporation (the “Board”) to the Board as a result of a comprehensive review process resulting in a formal request for proposal being tendered to qualifying accounting firms, including the former auditor. Following its review of the requested submissions, the Audit Committee presented its recommendations to the Board. Pursuant to a resolution approved on August 20, 2021 the Board resolved not to renew the engagement of the former auditor as the Corporation’s auditors and to engage the successor auditor as auditors of the Corporation to hold office until the Meeting, at which time the successor auditor will be proposed for appointment as auditor of the Corporation.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.	the former auditor, at the request of the Corporation, has tendered its resignation as auditor of the Corporation effective as of August 20, 2021;

2.	the former auditor will not be proposed to shareholders at the Meeting for reappointment;

3.	it is expected that the successor auditor will be proposed to shareholders at the Meeting for appointment;

4.	there were no reservations in the former auditor’s reports in connection with audits of the consolidated financial statements for the two most recently completed fiscal years of the Corporation. There have been no further audits of financial statements subsequent to the most recently completed fiscal year and preceding the date of expiry of former auditor’s term of office; and

100 New Park Place, Suite 500, Vaughan ON L4K 0H9

www.gflenv.com

5.	there are no “reportable events” as such term is defined in NI 51-102.

The change of auditor and appointment of the successor auditor was approved by the Audit Committee and the Board.

DATED this 20th day of August, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Patrick Dovigi"

Patrick Dovigi

Chief Executive Officer

100 New Park Place, Suite 500, Vaughan ON L4K 0H9

www.gflenv.com